

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 2, 2007

Jacqueline Flynn
Chief Financial Officer
GreenShift Corporation
One Penn Plaza, Suite 1612
New York, New York 10119

>   **Re: GreenShift Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **File No. 0-28887**

Dear Ms. Flynn:

We have reviewed your responses and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007

Statements of Cash Flows, page 7

1.   We note your response to prior comment 5 and your reference to Regulation S-X. As a small business issuer you should refer to Regulation S-B. Item 310(b)(1)(iii) of Regulation S-B does not provide for the same level of condensing afforded under Article 10 that you have quoted. We continue to believe that additional disclosure regarding your interim period operating cash flows would be material to your investors. Please revise your future interim filings to provide a reconciliation of net income (loss) to net cash provided by (used in) operating

Jacqueline Flynn
GreenShift Corporation
October 2, 2007
Page 2

activities, or alternatively disclose this underlying information in the footnotes to your financial statements.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief